DAIS ANALYTIC CORPORATION
11552 Prosperous Drive
Odessa, FL 33556

November 10, 2008

VIA FACSIMILE (202)772- 9368
AND VIA EDGAR

Pamela A. Long
Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549-7010

Era Anagnosti
Staff Attorney
Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:          Dais Analytic Corporation
Registration Statement on Form S-1 (File No. 333-152940)

Dear Ms. Long and Ms. Anagnosti:

Dais Analytic Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned registration statement be ordered effective at 3:00 p.m. (E.S.T.) on  Wednesday, November 12, 2008 or as soon as practicable thereafter.

The Company acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Very truly yours,

Sincerely,

DAIS ANALYTIC CORPORATION

/s/ Timothy N. Tangredi
Timothy N. Tangredi,
Chief Executive Officer